The fund's investment strategy has been revised to include the highlighted text below:

Multi-Cap Growth Fund invests primarily in stocks of mid-cap and small-cap companies but has the flexibility to purchase some larger companies. We define mid-cap companies as those whose market capitalization falls within the range of companies in the Russell Mid cap Growth Index at the time of purchase. The market capitalization range for the Russell Midcap Growth Index was $560 million to $36,667 million as of February 28, 2005. The market capitalization of the companies in the fund's portfolio and the Russell Midcap Growth Index will change over time, and the fund will not automatically sell or cease to purchase a stock of a company it already owns just because the company's market capitalization grows or falls outside of the index's range. The fund expects to invest significant assets in technology companies